

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2020

Marc G. Swanson
Chief Executive Officer
SeaWorld Entertainment, Inc.
6240 Sea Harbor Drive
Orlando, Florida 32821

> **Re: SeaWorld Entertainment, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed on July 17, 2020**
> **File No. 333-239672**

Dear Mr. Swanson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 13, 2020 letter.

Amendment No. 1 to Form S-3 filed July 17, 2020

Exclusive Forum, page 12

1. We note your revised disclosure now states, "However, this exclusive forum provision would not apply to direct actions asserting claims under the Securities Act or the Exchange Act." Section 27 of the Exchange Act grants exclusive jurisdiction to the federal courts for all claims, including derivative actions, arising under the Exchange Act and Section 22 of the Securities Act provides that Federal and state courts have concurrent jurisdiction over claims arising under the Securities Act, including derivative actions. Please revise to disclose whether this provision applies to any type of claim, including derivative actions, arising under the Securities Act or Exchange Act.

   You may contact Scott Anderegg, Staff Attorney at 202-551-3342 or Erin Jaskot, Legal Branch Chief at 202-551-3442 if you have any questions.


                                             Sincerely,

                                             Division of Corporation Finance
                                             Office of Trade & Services